                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                  MIKASA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                          (Title of Class of Securities


                                   59862T 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

FREDERICK TANNE, ESQ.                       AMY TUNIS, ESQ.
KIRKLAND & ELLIS                            MIKASA, INC.
153 EAST 53RD STREET                        ONE MIKASA DRIVE
NEW YORK, NEW YORK 10022                    SECAUCUS, NJ 07096
(212) 446-4831                              (201) 867-9210
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               SEPTEMBER 10, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /x/.


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)

--------------------------------------------------------------------------------
  CUSIP No. 59862T 10 9                13D                    Page 2 of 14 Pages


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   J.G. Durand Industries, S.A.
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /

                                                                    (b) /x/
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS

   WC
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)
            / /


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   France
--------------------------------------------------------------------------------
NUMBER OF       7 SOLE VOTING POWER
SHARES
BENEFICIALLY      None
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING       8 SHARED VOTING POWER
PERSON WITH
                  10,085,897
              ------------------------------------------------------------------
                9 SOLE DISPOSITIVE POWER

                  None
              ------------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  None
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   10,085,897

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   59.4%


--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 59862T 10 9                13D                    Page 3 of 14 Pages


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Mountain Acquisition Corp.
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /

                                                                    (b) /x/
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS

   AF
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)
            / /


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
NUMBER OF       7 SOLE VOTING POWER
SHARES
BENEFICIALLY      None
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING       8 SHARED VOTING POWER
PERSON WITH
                  10,085,897
              ------------------------------------------------------------------
                9 SOLE DISPOSITIVE POWER

                  None
              ------------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  None
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   10,085,897

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   59.4%


--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 59862T 10 9                13D                    Page 4 of 14 Pages


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Alfred J. Blake
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /

                                                                    (b) /x/
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS

   N/A
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)
            / /


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Canadian
--------------------------------------------------------------------------------
NUMBER OF       7 SOLE VOTING POWER
SHARES
BENEFICIALLY      0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING       8 SHARED VOTING POWER
PERSON WITH
                  4,128,853 (see item 4)
              ------------------------------------------------------------------
                9 SOLE DISPOSITIVE POWER

                  4,128,853 (see item 4)
              ------------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,128,853 (see item 4)

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /x/

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   24.3%


--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 59862T 10 9                13D                    Page 5 of 14 Pages


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Raymond B. Dingman
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /

                                                                    (b) /x/
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS

   N/A
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)
            / /


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF       7 SOLE VOTING POWER
SHARES
BENEFICIALLY      0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING       8 SHARED VOTING POWER
PERSON WITH
                  1,716,537 (see item 4)
              ------------------------------------------------------------------
                9 SOLE DISPOSITIVE POWER

                  1,606,692 (see item 4)
              ------------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  109,845 (see item 4)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,716,537 (see item 4)

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /x/

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.1%


--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 59862T 10 9                13D                    Page 6 of 14 Pages


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Anthony F. Santarelli
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /

                                                                    (b) /x/
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS

   N/A
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)
            / /


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   United States citizen
--------------------------------------------------------------------------------
NUMBER OF       7 SOLE VOTING POWER
SHARES
BENEFICIALLY      0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING       8 SHARED VOTING POWER
PERSON WITH
                  1,752,038 (see item 4)
              ------------------------------------------------------------------
                9 SOLE DISPOSITIVE POWER

                  1,752,038 (see item 4)
              ------------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   1,752,038 (see item 4)

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /x/

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   10.3%


--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  CUSIP No. 59862T 10 9                13D                    Page 7 of 14 Pages


--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   George T. Aratani
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /

                                                                    (b) /x/
--------------------------------------------------------------------------------
 3 SEC USE ONLY


--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS

   N/A
--------------------------------------------------------------------------------

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
   2(d) or 2(e)
            / /


--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF       7 SOLE VOTING POWER
SHARES
BENEFICIALLY      0
OWNED BY
EACH          ------------------------------------------------------------------
REPORTING       8 SHARED VOTING POWER
PERSON WITH
                  2,488,469 (see item 4)
              ------------------------------------------------------------------
                9 SOLE DISPOSITIVE POWER

                  0
              ------------------------------------------------------------------
               10 SHARED DISPOSITIVE POWER

                  2,488,469 (see item 4)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   2,488,469 (see item 4)

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /x/

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   14.7%


--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Mikasa, Inc., a Delaware corporation ("Issuer"). The address of the principal executive offices of Issuer is One Mikasa Drive, Secaucus, New Jersey 07096.

         Prior to the filing of this Statement, each of Messrs. Blake, Aratani, Dingman and Santarelli had filed a statement on Schedule 13G with respect to the shares of Common Stock listed on the cover page of this Statement with respect to such person. No statement on Schedule 13G or 13D has previously been filed by any other Reporting Person (as defined below).

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by J.G. Durand Industries, S.A., Mountain Acquisition Corp. ("Mountain"), Alfred J. Blake, Raymond B. Dingman, Anthony F. Santarelli, and George T. Aratani (collectively, the "Reporting Persons").

         (a)-(c) J.G. Durand Industries, S.A. is a societe anonyme organized under the laws of France. The address of its principal business office is 38 Rue Adrien Danvers, Arques, France. The principal business of J.G. Durand Industries, S.A. is to manufacture crystalware.

         The following are the members of the Supervisory Board of J.G. Durand Industries, S.A.: Mrs. Odette Durand-Percepied, Mr. Huber Ibled, Mr. Jean-Michel Delloye, and Mr. Timothee Durand.

         The following are the members of the Directorate of J.G. Durand Industries, S.A.: Mrs. Annette Ibled Durand, Mr. Philippe Durand, and Mrs. Francine Delloye.

         The business address of each of Odette Durand-Percepied, Huber Ibled, Jean-Michel Delloye, Timothee Durand, Annette Ibled Durand, Philippe Durand, and Francine Delloye is: c/o 38 Rue Adrien Danvers, Arques, France.

         Mountain is a Delaware corporation. The address of its office is 38 Rue Adrien Danvers, Arques, France. Mountain is a new corporation formed by J.G. Durand Industries, S.A. for the purpose of merging with and into Issuer (the "Merger"). In the Merger the separate corporate existence of Mountain will cease and Issuer will continue in existence as the surviving corporation in the Merger (the "Surviving Corporation"). Mountain is 100% owned by J.G. Durand Industries, S.A.

         The business address of each of Alfred J. Blake, Raymond B. Dingman, Anthony F. Santarelli and George T. Aratani (collectively, the "Shareholders") is: c/o Mikasa Inc., One Mikasa Drive, Secaucus, NJ 07096.

         Mr. Blake is Chairman of the Board of Directors of the Issuer.

         Mr. Dingman is President, Chief Executive Officer, Chief Operating Officer and a Director of the Issuer. Of the shares beneficially owned by Mr. Dingman, 1,606,692 are owned through the Raymond Burnett Dingman Separate Property Trust and 109,845 are owned through the Raymond Burnett Dingman and Susan Vogel Dingman Community Property Trust. The business address for this trust is: c/o Mikasa, Inc., One Mikasa Drive, Secaucus, NJ 07096. Voting and dispositive power with respect to shares in the latter trust is shared with Susan Vogel Dingman. Ms. Dingman (no principal occupation) has a business address at: c/o Mikasa Inc., One Mikasa Drive, Secaucus, NJ 07096.

         Mr. Santarelli is Executive Vice President - Operations and a Director of the Issuer.

         Mr. Aratani is Chairman Emeritus of the Board of Directors of the Issuer. All of the shares beneficially owned by Mr. Aratani are owned through the George T. Aratani and Sakaye I. Aratani Revocable Living Trust. The business address for this trust is: c/o Mikasa Inc., One Mikasa Drive, Secaucus, NJ 07096. Voting and dispositive power with respect to shares in such trust is shared with Sakaye I. Aratani. Ms. Aratani (no principal occupation) has a business address at: c/o One Mikasa Drive, Secaucus, NJ 07096.

         (d)-(e) During the last five years, none of the Reporting Persons, nor any other person named above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Raymond B. Dingman, Anthony F. Santarelli, George T. Aratani, Susan Dingman, and Sakaye Aratani are all U.S. citizens. Alfred J. Blake is a citizen of Canada.

         Odette Durand-Percepied, Huber Ibled, Jean-Michel Delloye, Timothee Durand, Annette Ibled Durand, Philippe Durand, and Francine Delloye are all citizens of France.

A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 4 and is incorporated by reference herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 10, 2000, Issuer executed a definitive merger agreement (the "Merger Agreement") with Mountain, J.G. Durand Industries, S.A., and Alfred
J. Blake, Raymond B. Dingman, The Raymond Burnett Dingman Separate Property Trust, Anthony F. Santarelli, George T. Aratani and the George T. Aratani and Sakaye I. Aratani Revocable Living Trust. Under the terms of the Merger Agreement, Mountain will merge with and into Issuer, and Issuer will continue in existence as the surviving corporation. In the Merger, each outstanding share of Common Stock (other than a total of 2,672,800 shares to be retained by the Shareholders) will be converted into the right to receive $16.50 in cash (the "Merger Consideration"). Pursuant to the Merger Agreement, immediately after the Merger, J.G. Durand Industries, S.A. will own approximately 84.7% and the Shareholders will own approximately 15.3% of the shares of the issued and outstanding capital stock of the surviving corporation.

         In the Merger, J.G. Durand Industries, S.A. will make a capital contribution of $244,936,705 in cash to Mountain. The proceeds of this capital contribution will be used to pay the Merger Consideration. This cash will come from the internal resources consisting of cash on hand of J.G. Durand Industries, S.A. The Shareholders will not make any payments in connection with the Merger.

         The Merger Agreement provides that the Merger will only be consummated upon the satisfaction or waiver of certain conditions including the affirmative vote of holders of at least a majority of the outstanding shares of Common Stock.

         The foregoing discussion of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement which is filed with this Schedule 13D as Exhibit 1 and is incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(b) The information set forth in Item 3 above is incorporated herein by reference. The purpose of the merger is to provide the Issuer's public stockholders cash for their shares, to permit Mountain to acquire majority ownership of the Issuer, and to terminate the status of Issuer as a company with publicly traded equity securities. The transaction has been structured as a cash merger in order to provide the public stockholders of Issuer with cash for all of their shares and to provide an orderly transfer of ownership of Issuer.

         Each of the Reporting Persons may be deemed to have acquired beneficial ownership of 10,085,897 shares of Common Stock (representing approximately 59.4% of the outstanding Common Stock as of the date hereof) that are the subject of this filing upon the execution of a support agreement (the "Support Agreement") dated as of September 10, 2000 between J.G. Durand Industries, S.A., the Shareholders and Mountain. The Shareholders entered into the Support Agreement in order to induce J.G. Durand Industries, S.A. and Mountain to enter into the Merger Agreement. For the purpose of enforcing certain obligations of the Shareholders under the Support Agreement, each of the Shareholders granted to Mountain and J.G. Durand Industries, S.A. its proxy for the purposes of voting the shares of Common Stock that are listed on the cover page of this Statement with respect to such person.

         Each of Messrs. Blake, Dingman, Santarelli and Aratani does not have the power to direct the votes or dispose of the shares of Common Stock owned by the other Reporting Persons, and therefore each hereby expressly disclaims beneficial ownership of any shares of Common Stock other than those listed on the cover page with respect to such person.

         As provided in the Support Agreement, each Shareholder has agreed, solely in his capacity as a holder of shares of Common Stock (i) not to sell, transfer, pledge or otherwise dispose of his shares of Common Stock other than to J.G. Durand or Mountain, nor enter into any other voting arrangement with respect to such shares, (ii) to abstain from any action which would interfere with the performance of its obligations under the Support Agreement, (iii) to approve, vote its shares of Common Stock in favor of, and consent to, the Merger Agreement and the transactions contemplated thereby, at the direction of J.G. Durand Industries, S.A. and Mountain, and (iv) to vote its shares of Common Stock against (A) any Competing Transactions (as defined in the Support Agreement), and (B) any Frustrating Transactions (as defined in the Support Agreement). In addition, in the Support Agreement, each of the Shareholders has agreed that if the Issuer consummates or enters into an agreement with respect to certain alternative transactions to the Merger within one year of termination of the Merger Agreement, such Shareholders will pay a fee to J.G. Durand equal to the number of shares of Common Stock owned by such Shareholder at the time of the termination of the Merger Agreement multiplied by one half of the excess of the highest price paid per share in the alternative transaction over the Merger Consideration. The fee is only payable under certain circumstances as provided in the Support Agreement.

         The foregoing discussion of the Support Agreement is qualified in its entirety by reference to the Support Agreement which is filed with this Schedule 13D as Exhibit 2 and is incorporated herein by reference.

         (c) Not Applicable.

         (d) From and after the effective time of the Merger, the directors of Mountain will become the directors of the Issuer, until their successors are duly elected or appointed and qualified.

         (e) In connection with the Merger and pursuant to the Merger Agreement, each share of Common Stock of Issuer outstanding at the time of the Merger (other than a total of 2,672,800 shares of Common Stock held by the Shareholders) will be converted into the right to receive the Merger Consideration. Following completion of the Merger, J.G. Durand Industries, S.A. will own approximately 84.7% and the Shareholders will own approximately 15.3% of the issued and outstanding capital stock of the surviving corporation.

         (f) Not Applicable.

         (g) From and after the effective time of the Merger, the certificate of incorporation of Mountain in effect immediately prior to the effective time will become the certificate of incorporation of the Issuer (except that, as of the effective time, the name of the corporation given in the certificate will be "Mikasa, Inc."), and the by-laws of the Issuer in effect immediately prior to the effective time will remain the by-laws of the Issuer, each until amended afterwards.


         (h) - (i) In connection with the Merger, it is expected that the Common Stock will be delisted from the New York Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a)-(b) As of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 10,085,897 shares of Common Stock, or approximately 59.4% of the shares of Common Stock outstanding due to the irrevocable proxy granted to Mountain and J.G. Durand Industries, S.A. by each of the Shareholders pursuant to the Support Agreement. Subject to the restrictions on transferability in the Support Agreement, Messrs. Blake, Dingman and Santarelli have the shared power to vote and sole power to dispose of 4,128,853, 1,606,692 and 1,752,038 shares of Common Stock, respectively, and Mr. Dingman and Mr. Aratani each have shared power to vote and shared power to dispose of 109,845 and 2,488,469 shares of Common Stock, respectively. Each of Messrs. Blake, Dingman, Santarelli and Aratani does not have the power to direct the votes or dispose of the shares of Common Stock owned by the other Reporting Persons, and therefore each hereby expressly disclaims beneficial ownership of any shares of Common Stock other than those listed on the cover page with respect to such person. Pursuant to the Support Agreement, the Shareholders have agreed not to transfer any of their shares of Common Stock to anyone other than J.G. Durand Industries, S.A. or Mountain.

         (c) Not Applicable.

         (d) Not Applicable.

         (e) Not Applicable.

         Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         The information set forth in Items 3 and 4 above is incorporated herein by reference.

         To induce J.G. Durand Industries, S.A. and Mountain to enter into the Merger Agreement, the Shareholders entered into the Support Agreement. The Support Agreement provides that the Shareholders will vote the shares of Common Stock of Issuer held by the Shareholders as directed by J.G. Durand Industries, S.A. and Mountain in favor of the Merger and against certain changes that could impede the completion of the Merger. Although the Reporting Persons may be deemed to be have formed a "group" within the meaning of Section 13(d) or 13(g) of the Act, the disclosure set forth in this Schedule shall not be construed as an admission that such persons have in fact formed such a "group." Each of Messrs. Blake, Dingman, Santarelli and Aratani does not have the power to direct the votes or dispose of the shares of Common Stock owned by the other Reporting Persons, and therefore each hereby expressly disclaims beneficial ownership of any shares of Common Stock other than those listed on the cover page with respect to such person.

         The Shareholders, the Issuer and J.G. Durand have entered into a Stockholders' Agreement, dated September 10, 2000, which will become effective upon completion of the Merger. The Stockholders' Agreement, among other things, restricts the ability of the Shareholders to freely transfer the shares of stock of the Issuer held by them following the Merger and grants the Shareholders certain rights to sell, and J.G. Durand certain rights to cause the Shareholders to sell, their shares in connection with sales of stock of the Issuer held by J.G. Durand. The Stockholders' Agreement establishes certain rights of the Shareholders to require the Issuer to purchase, and certain rights of the Issuer to require the continuing stockholders to sell to it, their shares of common stock of the Issuer for a price that is based upon the Issuer's exceeding certain income targets following the Merger but which in any event will not be less than $16.50 per share. Pursuant to the Stockholders' Agreement, certain of the Shareholders will also have the right to nominate persons for election to the Board of Directors of the Issuer.

         The foregoing discussion of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, which is filed with this Schedule 13D as Exhibit 3 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger, dated as of September 10, 2000, by and among Issuer, J.G. Durand Industries, S.A., Mountain Acquisition Corp. and Alfred Blake, Raymond Dingman, The Raymond Burnett Dingman Separate Property Trust, Anthony Santarelli, George Aratani and the George T. Aratani and Sakaye
I. Aratani Revocable Living Trust (incorporated herein by reference to Exhibit
2.1 on Form 8-K filed by the Issuer on September 15, 2000).

         2. Support Agreement, dated as of September 10, 2000, by and among J.G. Durand Industries, S.A., Mountain Acquisition Corp. and Alfred Blake, Raymond Dingman, The Raymond Burnett Dingman Separate Property Trust, The Raymond Burnett Dingman and Susan Vogel Dingman Community Property Trust, Anthony Santarelli, George Aratani and the George T. Aratani and Sakayie I. Aratani Revocable Living Trust (incorporated herein by reference to Exhibit 2.2 on Form 8-K filed by the Issuer on September 15, 2000).

         3. Stockholder's Agreement dated September 10, 2000, by and among J.G. Durand Industries. S.A., Mikasa, Inc., and Alfred Blake, Raymond Dingman, The Raymond Burnett Dingman Separate Property Trust, Anthony Santarelli, George Aratani and the George T. Aratani and Sakaye I. Aratani Revocable Living Trust (incorporated herein by reference to Exhibit 2.3 on Form 8-K filed by the Issuer on September 15, 2000).

         4. Joint Filing Agreement dated September 21, 2000 by and among J.G. Durand Industries, S.A., Mountain Acquisition Corp., Alfred J. Blake, Raymond B. Dingman, Anthony F. Santarelli and George T. Aratani.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    September 21, 2000

                                       J.G. DURAND INDUSTRIES, S.A.

                                       By:   /s/ Philippe Durand
                                            ------------------------------------
                                            Name:  Philippe Durand
                                            Title: President



                                       MOUNTAIN ACQUISITION CORP.

                                       By:   /s/ Philippe Durand
                                            ------------------------------------
                                            Name:   Philippe Durand
                                            Title:  Authorized Representative



                                             /s/ Amy Tunis
                                       ------------------------------------
                                       Amy Tunis on Behalf of
                                       ALFRED J. BLAKE Pursuant
                                       to the Attached Power of Attorney


                                             /s/ Amy Tunis
                                       ------------------------------------
                                       Amy Tunis on Behalf of
                                       RAYMOND B. DINGMAN Pursuant
                                       to the Attached Power of Attorney


                                             /s/ Amy Tunis
                                       ------------------------------------
                                       Amy Tunis on Behalf of
                                       ANTHONY F. SANTARELLI Pursuant
                                       to the Attached Power of Attorney



                                             /s/ Amy Tunis
                                       ------------------------------------
                                       Amy Tunis on Behalf of
                                       GEORGE T. ARATANI Pursuant
                                       to the Attached Power of Attorney

                               POWERS OF ATTORNEY

         The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.


Dated: December 6, 1999
                                             /s/ Alfred J. Blake
                                           ------------------------
                                                Alfred J. Blake


         The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.


Dated: December 6, 1999
                                            /s/ Raymond B. Dingman
                                           ------------------------
                                               Raymond B. Dingman


         The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.


Dated: December 6, 1999
                                           /s/ Anthony F. Santarelli
                                           -------------------------
                                              Anthony F. Santarelli


         The undersigned hereby authorizes Amy Tunis as attorney-in-fact and agent to sign on his behalf and to file with the Securities and Exchange Commission all filings, required of the undersigned regarding stockholdings of Mikasa, Inc., and any and all amendments thereto, granting to such attorney-in-fact and agent full power and authority to perform any other act on behalf of the undersigned required to be done in the premises.


Dated: December 3, 1999
                                             /s/ George T. Aratani
                                           -------------------------
                                               George T. Aratani